Filed by UAL Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Continental Airlines, Inc.
Commission File No.: 1-10323

IMPORTANT INFORMATION FOR INVESTORS AND STOCKHOLDERS

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger of equals transaction between UAL Corporation (“UAL”) and Continental Airlines, Inc. (“Continental”) will be submitted to the respective stockholders of UAL and Continental for their consideration. UAL will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Continental and UAL that also constitutes a prospectus of UAL.  UAL and Continental also plan to file other documents with the SEC regarding the proposed transaction.  INVESTORS AND SECURITY HOLDERS OF CONTINENTAL ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  Investors and stockholders will be able to obtain free copies of the joint proxy statement/prospectus and other documents containing important information about UAL and Continental, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. copies of the documents filed with the SEC by UAL will be available free of charge on UAL’s website at www.united.com or by contacting UAL’s investor relations department at (312) 997-8610.  copies of the documents filed with the SEC by Continental will be available free of charge on Continental’s website at www.Continental.com or by contacting Continental’s investor relations department at (713) 324-5152.

UAL, Continental and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Continental in connection with the proposed transaction. information about the directors and executive officers of Continental is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 23, 2010. information about the directors and executive officers of UAL is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 30, 2010. These documents can be obtained free of charge from the sources indicated above. other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

cautionary statement regarding forward-looking statements

This communication contains “forward-looking statements” within the meaning of the safe harbor provisions of the private securities litigation reform act of 1995 that are not limited to historical facts, but reflect Continental’s and UAL’s current beliefs, expectations or intentions regarding future events.  Words such as “may,” “will,” “could,” “should,” “expect,” “plan,” “project,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “pursue,” “target,” “continue,” and similar expressions are intended to identify such forward-looking statements.  These forward-looking statements include, without limitation, Continental’s and UAL’s expectations with respect to the synergies, costs and other anticipated financial impacts of the proposed transaction; future financial and operating results of the combined company; the combined company’s plans, objectives, expectations and intentions with respect to future operations and services; approval of the proposed transaction by stockholders and by governmental regulatory authorities; the satisfaction of the closing conditions to the proposed transaction; the timing of the completion of the proposed transaction; and other factors that are set forth in the “Risk Factors” section, the “Legal Proceedings” section, the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and other sections of UAL’s and Continental’s Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings.  All subsequent written and oral forward-looking statements concerning Continental, UAL, the proposed transaction or other matters and attributable to Continental or UAL or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.  Neither Continental nor UAL undertakes any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.

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The following article was published in the June 2010 issue of Hemispheres, United’s inflight magazine.

 hemispheresmagazine.com | june 2010 Voices   Glenn Tilton (right), United, and Jeff Smisek (left), Chairman, President, and CEO -Continental, at the press conference.   A True Win-Win  BY COMBINING UNITED AND CONTINENTAL, WE ARE BUILDING A STRONG AIRLINE THAT WILL BENEFIT CUSTOMERS, EMPLOYEES AND STOCKHOLDERS ALIKE. // BY GLENN TILTON  With the announcement of the agreement to merge United and Continental Airlines, United Airlines Chairman and Chief Executive Officer, Glenn Tilton, talks about the benefits for our customers around the globe.   Last month, we announced our decision to merge with Continental Airlines, combining the best of two great organizations to create the world’s leading airline, with strengths that will benefit our valued customers. With this merger, we are bringing together two world-class companies, known for exceptional customer service and operational excellence.  Together, the new airline will create a truly comprehensive global network, serving 370 destinations around the world, connecting our cities and smaller communities. When looking at how our routes fit together, the logic that drives the merger is immediately clear. Continental’s network is a natural fit with ours. They increase our presence in New York and Latin America, build on our extensive routes across the Pacific, the Midwest and West Coast, and help make our excellent coverage in Europe even better.   The bottom line: Together, we will provide our passengers with greater ease and access to communities across the U.S. and the world.   We will have an industry-leading frequent flyer program as we plan to combine all your miles into one account, providing you with more opportunities to earn and redeem miles across an enhanced global network.   The announcement builds on our strong relationship with our partner Continental, which we brought into the Star Alliance last year.   Merging the two airlines is expected to take that partner relationship to the next level —a true merger of equals, as we combine two great brands. I will serve as non executive chairman of the new company, and Jeff Smisek will serve as CEO. Our management team will draw equally from the

june 2010 | UNITED.COM  (voices)  The company will be called United Airlines, and will use the Continental colors, logo and livery. United Airlines  We were asked what our customers can expect from the merger; and the answer is simple: a world-class airline that brings together the best of our two companies.  talented leaders of each company. Our headquarters and operational center will be in Chicago. Our airline will have ten hubs, including hubs in the four largest U.S. cities and will continue to provide service to all of the communities that United or Continental currently serve.   The company will be called United Airlines, and will use the Continental colors, logo and livery. Houston will be our combined carrier’s largest hub.   Our companies and our people know each other well. When Jeff and I were together last month in New York to announce the news, we were asked what our customers can expect from this merger. And the answer is simple: a world-class airline that brings together the best of our two companies. Our company will have the financial strength to enhance customers’ travel experience by enabling us to invest in globally competitive products, upgrade technology, refurbish and replace older aircraft, and implement the best-in-class practices of both airlines.   There’s probably no one who knows the ups and downs of the airline industry better than frequent flyers. We have discussed with you in the voices column some of the work the United team is doing in order to deliver better service, invest in our products and improve our airline – all with a commitment to getting you there safely.  That work will be ongoing as we continue to measure the improvements in our operational and service delivery performance month by month.   Our colleagues at Continental share our vision. This combination allows us to enhance our service to our communities and to deliver the best possible service to our customers. It will also provide long-term career opportunities for our employees and deliver increased value for shareholders.  We know you will be paying close attention as we work toward implementing the merger after closing and smoothly integrating these two companies, and we fully expect to meet and exceed your expectations.   As Jeff and I said when we were in New York, “Let’s Fly Together.”   For more information, please go to UnitedContinentalMerger.com.